Exhibit 99.1

Sea Limited Reports Third Quarter 2026 Results

Singapore, November 10, 2026 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the third quarter ended September 30, 2026.

In the third quarter of 2026, Sea’s GAAP revenue was US$8.6 billion, up 43.4% year-on-year. The Company also achieved gross profit of US$3.9 billion, up 51.4% year-on-year, and net income of US$502.5 million, up 34.0% year-on-year. Adjusted EBITDA1 increased by 28.9% year-on-year to reach US$931.3 million.

“Our strong momentum from the first half of the year has continued into the third quarter. We are pleased with this solid performance, and will continue to focus on executing our priorities with discipline,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On Shopee, he said, “Shopee delivered another strong quarter, again achieving new record highs in both top- and bottom-line metrics. Our strategies have proven effective at strengthening our fundamentals, giving us a growing buyer base, stronger monetization, and improving unit economics.”

On Monee, Mr. Li said, “Monee also delivered another quarter of healthy growth while staying disciplined in how we manage risk and how we invest. We are reaching more users, deepening relationships with existing ones, and extending credit into more everyday spending scenarios, both on- and off-Shopee.”

On Garena, Mr. Li said, “Garena delivered a solid third quarter, with bookings continuing to grow and profitability continuing to improve. Free Fire anchored this performance with strong bookings growth, and Arena of Valor continued its strong momentum from its 10th year anniversary celebrations.”

Third Quarter 2026 Business Highlights

◾	Shopee

○	Gross orders totaled 4.5 billion for the quarter, increasing by 25.5% year-on-year.
○	GMV was US$39.7 billion for the quarter, increasing by 23.3% year-on-year.
○	GAAP revenue was US$6.1 billion, up 41.3% year-on-year.
○	GAAP revenue included US$5.3 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 40.9% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 50.6% year-on-year to US$4.6 billion.
●	Value-added services revenue, mainly consisting of revenues related to logistics services, was US$724.4 million, as compared to US$723.6 million for the third quarter of 2025.

○	Adjusted EBITDA[1] was US$269.2 million, up 44.7% year-on-year.

◾	Monee

○	GAAP revenue was US$1.6 billion, up 63.9% year-on-year.
○	Adjusted EBITDA[1] was US$298.3 million, up 15.5% year-on-year.
○

Monee revenue and operating income are primarily attributed to the consumer and SME credit business. As of September 30, 2026, consumer and SME loans principal outstanding was US$12.6 billion, up 60.0% year-on-year. This consists of US$11.2 billion on-book and US$1.3 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.3%, as compared to 1.1% for the third quarter of 2025.

◾	Garena

○	Bookings[3] were US$890.0 million, up 5.9% year-on-year.
○	GAAP revenue was US$840.1 million, up 28.6% year-on-year.
○	Adjusted EBITDA[1] was US$458.2 million, up 45.9% year-on-year.
○

As mentioned in our prior earnings release, we have excluded the net effect of changes in deferred revenue and its related cost in Adjusted EBITDA but continue to disclose it as supplemental information. The net effect of changes in deferred revenue and its related cost was US$52.0 million, as compared to US$151.9 million for the third quarter of 2025.

○	Quarterly active users were 671.7 million, as compared to 670.8 million for the third quarter of 2025.
○	Quarterly paying users were 68.6 million, up 4.1% year-on-year. Paying user ratio was 10.2%, as compared to 9.8% for the third quarter of 2025.
○	Average bookings per user were US$1.33, as compared to US$1.25 for the third quarter of 2025.

Share Repurchase Program

Pursuant to our US$1.0 billion share repurchase program, as of today, we have repurchased 11.1 million shares for an aggregate amount of US$997.2 million. In addition, on November 9, 2026, the board of directors approved an additional US$1.0 billion to the Company’s share repurchase authorization, without expiration.

The timing, amount, and method of any share repurchases under the new authorization will be determined based on market conditions and other considerations.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for Garena plus change in Garena’s deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to Garena.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended September 30,
	2025	2026	YOY%
	$	$
Revenue
Service revenue	5,468,374	7,833,693	43.3%
Sales of goods	517,650	748,591	44.6%

	5,986,024	8,582,284	43.4%
Cost of revenue
Cost of service	(2,894,778)	(3,936,440)	36.0%
Cost of goods sold	(491,892)	(710,403)	44.4%

	(3,386,670)	(4,646,843)	37.2%

Gross profit	2,599,354	3,935,441	51.4%

Other operating income	27,018	23,889	(11.6%)
Sales and marketing expenses	(1,150,299)	(1,886,748)	64.0%
General and administrative expenses	(340,027)	(425,217)	25.1%
Provision for credit losses	(373,825)	(681,519)	82.3%
Research and development expenses	(286,275)	(301,675)	5.4%

Total operating expenses	(2,123,408)	(3,271,270)	54.1%

Operating income	475,946	664,171	39.5%
Non-operating income, net	61,170	123,313	101.6%
Income tax expense	(161,096)	(280,386)	74.0%
Share of results of equity investees	(1,032)	(4,640)	349.6%

Net income	374,988	502,458	34.0%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.63	0.81	28.6%
Diluted	0.59	0.78	32.2%
Change in deferred revenue of Garena	187,619	49,878	(73.4%)
Adjusted EBITDA for Shopee (1)	186,055	269,171	44.7%
Adjusted EBITDA for Monee (1)	258,312	298,256	15.5%
Adjusted EBITDA for Garena (1)	314,029	458,161	45.9%
Adjusted EBITDA for Other Services (1)	(25,119)	(83,876)	233.9%
Unallocated expenses (2)	(10,938)	(10,429)	(4.7%)

Total adjusted EBITDA (1)	722,339	931,283	28.9%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended September 30, 2026 Compared to Three Months Ended September 30, 2025

Revenue

Our total GAAP revenue increased by 43.4% to US$8.6 billion in the third quarter of 2026 from US$6.0 billion in the third quarter of 2025. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2025	2026	YOY%

	$	$
Service revenue
Shopee	3,778,680	5,324,020	40.9%
Monee	989,861	1,621,938	63.9%
Garena	653,033	840,105	28.6%
Other Services(1)	46,800	47,630	1.8%
Sales of goods	517,650	748,591	44.6%

Total revenue	5,986,024	8,582,284	43.4%

(1) Other Services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: GAAP revenue increased by 40.9% to US$5.3 billion in the third quarter of 2026 from US$3.8 billion in the third quarter of 2025, primarily driven by the growth of GMV and improved monetization.

●

Monee: GAAP revenue increased by 63.9% to US$1.6 billion in the third quarter of 2026 from US$989.9 million in the third quarter of 2025, primarily driven by the growth of our credit business as our lending activities increased.

●

Garena: GAAP revenue increased by 28.6% to US$840.1 million in the third quarter of 2026 from US$653.0 million in the third quarter of 2025. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 44.6% to US$748.6 million in the third quarter of 2026 from US$517.7 million in the third quarter of 2025.

Cost of Revenue

Our total cost of revenue increased by 37.2% to US$4.6 billion in the third quarter of 2026 from US$3.4 billion in the third quarter of 2025. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2025	2026	YOY%

	$	$
Cost of service
Shopee	2,535,135	3,469,184	36.8%
Monee	125,669	180,809	43.9%
Garena	224,225	239,953	7.0%
Other Services(1)	9,749	46,494	376.9%
Cost of goods sold	491,892	710,403	44.4%

Total cost of revenue	3,386,670	4,646,843	37.2%

(1) Other Services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: Cost of revenue increased by 36.8% to US$3.5 billion in the third quarter of 2026 from US$2.5 billion in the third quarter of 2025, primarily driven by an increase in logistics costs as orders volume grew, as well as investment in our logistics capabilities for better user experience.

●

Monee: Cost of revenue increased by 43.9% to US$180.8 million in the third quarter of 2026 from US$125.7 million in the third quarter of 2025, primarily driven by higher interest expenses, reflecting growth in customer deposits, and payment network costs in our banking business, higher funding costs, collection expenses and bank transaction fees in our credit business, and server and hosting expenses.

●

Garena: Cost of revenue increased by 7.0% to US$240.0 million in the third quarter of 2026 from US$224.2 million in the third quarter of 2025, primarily from third-party payment channel costs, which was largely in line with the increase in Garena revenue.

●	Cost of goods sold: Cost of goods sold increased by 44.4% to US$710.4 million in the third quarter of 2026 from US$491.9 million in the third quarter of 2025.

Other Operating Income

Our other operating income was US$23.9 million and US$27.0 million in the third quarter of 2026 and 2025, respectively. Other operating income mainly consists of rebates from our logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 64.0% to US$1.9 billion in the third quarter of 2026 from US$1.2 billion in the third quarter of 2025. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30,
	2025	2026	YOY%
	$	$
Sales and Marketing Expenses
Shopee	894,670	1,431,592	60.0%
Monee	157,964	334,630	111.8%
Garena	51,424	53,947	4.9%

General and Administrative Expenses

Our general and administrative expenses increased by 25.1% to US$425.2 million in the third quarter of 2026 from US$340.0 million in the third quarter of 2025.

Provision for Credit Losses

Our provision for credit losses increased by 82.3% to US$681.5 million in the third quarter of 2026 from US$373.8 million in the third quarter of 2025.

Research and Development Expenses

Our research and development expenses increased by 5.4% to US$301.7 million in the third quarter of 2026 from US$286.3 million in the third quarter of 2025.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$123.3 million in the third quarter of 2026, as compared to a net non-operating income of US$61.2 million in the third quarter of 2025. The non-operating income in the third quarter of 2026 was primarily due to investment gain of US$65.2 million and interest income of US$62.2 million.

Income Tax Expense

We had a net income tax expense of US$280.4 million and US$161.1 million in the third quarter of 2026 and 2025, respectively.

Net Income or Loss

As a result of the foregoing, our net income increased by 34.0% to US$502.5 million in the third quarter of 2026 from US$375.0 million in the third quarter of 2025.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.81 in the third quarter of 2026, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.63 in the third quarter of 2025.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.78 in the third quarter of 2026, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.59 in the third quarter of 2025.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on November 10, 2026 8:30 PM Singapore / Hong Kong Time on November 10, 2026

Webcast link:	https://events.q4inc.com/attendee/360627099

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a global technology company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across e-commerce, digital financial services, and digital entertainment, known as Shopee, Monee, and Garena respectively. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan and is a leading e-commerce platform in Brazil. Monee is a leading digital financial services provider in Southeast Asia with a growing presence in Latin America. Garena is a leading global online games developer and publisher.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, results of operations, financing needs, and sources of funding; the expected growth in, and market size of, the e-commerce, digital financial services, and digital entertainment industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs and expenses, or capital expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging Garena content; the expected growth of its Shopee, Monee and Garena businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; risks associated with new business initiatives, including our artificial intelligence, cloud, and infrastructure initiatives; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our Shopee segment, Monee segment, Garena segment and Other Services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects. As mentioned in our prior earnings release, we have excluded the net effect of changes in deferred revenue and its related cost in Adjusted EBITDA for our Garena segment but continue to disclose it as supplemental information.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2026
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	155,421	288,487	453,205	(90,371)	(142,571)	664,171
Depreciation and Amortization	113,750	9,769	4,956	6,495	-	134,970
Share-based compensation	-	-	-	-	132,142	132,142

Adjusted EBITDA	269,171	298,256	458,161	(83,876)	(10,429)	931,283

Net effect of changes in deferred revenue and its related cost	-	-	52,030	-	-	52,030

	For the Three Months ended September 30, 2025
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	110,117	248,177	309,811	(27,039)	(165,120)	475,946
Depreciation and Amortization	75,938	10,135	4,218	1,920	-	92,211
Share-based compensation	-	-	-	-	154,182	154,182

Adjusted EBITDA	186,055	258,312	314,029	(25,119)	(10,938)	722,339

Net effect of changes in deferred revenue and its related cost	-	-	151,915	-	-	151,915

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Nine Months ended September 30,
	2025	2026
	$	$
Revenue
Service revenue	14,701,824	21,448,879
Sales of goods	1,384,777	2,018,673

Total revenue	16,086,601	23,467,552

Cost of revenue
Cost of service	(7,543,556)	(10,916,243)
Cost of goods sold	(1,297,688)	(1,920,400)

Total cost of revenue	(8,841,244)	(12,836,643)

Gross profit	7,245,357	10,630,909

Operating income (expenses)
Other operating income	93,822	75,750
Sales and marketing expenses	(3,089,493)	(4,961,058)
General and administrative expenses	(970,558)	(1,223,432)
Provision for credit losses	(979,498)	(1,702,178)
Research and development expenses	(879,561)	(912,504)

Total operating expenses	(5,825,288)	(8,723,422)

Operating income	1,420,069	1,907,487
Interest income	260,872	197,917
Interest expense	(26,951)	(4,205)
Net investment (loss) gain	(6,527)	97,817
Net gain on debt extinguishment	17,289	909
Foreign exchange loss	(11,006)	(41,800)

Income before income tax and share of results of equity investees	1,653,746	2,158,125
Income tax expense	(441,467)	(744,989)
Share of results of equity investees	(12,262)	(14,340)

Net income	1,200,017	1,398,796
Net income attributable to non-controlling interests	(18,967)	(39,280)

Net income attributable to Sea Limited’s ordinary shareholders	1,181,050	1,359,516

Earnings per share:
Basic	1.99	2.23
Diluted	1.89	2.15

Weighted average shares used in earnings per share computation (in thousands):
Basic	592,592	610,532
Diluted	638,092	633,066

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2025	2026
	$	$
ASSETS
Current assets
Cash and cash equivalents	4,158,920	2,905,303
Restricted cash	2,216,733	2,279,002
Accounts receivable, net of allowance for credit losses of $3,354 and $4,205, as of December 31, 2025 and September 30, 2026 respectively	378,047	450,661
Prepaid expenses and other assets	1,979,004	2,613,824
Loans receivable, net of allowance for credit losses of $812,760 and $1,334,353, as of December 31, 2025 and September 30, 2026 respectively	7,405,741	9,813,986
Inventories, net	222,578	323,863
Short-term investments	6,413,261	5,112,821
Amounts due from related parties	475,211	485,969

Total current assets	23,249,495	23,985,429

Non-current assets
Property and equipment, net	1,306,837	1,865,922
Operating lease right-of-use assets, net	1,425,198	2,079,063
Intangible assets, net	12,210	5,706
Long-term investments	1,888,829	3,272,907
Prepaid expenses and other assets	185,643	386,150
Loans receivable, net of allowance for credit losses of $29,212 and $47,890, as of December 31, 2025 and September 30, 2026 respectively	558,336	789,662
Restricted cash	43,814	48,189
Deferred tax assets	596,155	669,442
Goodwill	104,462	98,816

Total non-current assets	6,121,484	9,215,857

Total assets	29,370,979	33,201,286

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2025	2026
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	467,807	645,203
Accrued expenses and other payables	3,156,750	3,734,014
Deposits payable	3,798,250	5,358,453
Escrow payables and advances from customers	3,096,764	3,152,753
Amounts due to related parties	273,149	342,830
Borrowings	283,181	454,233
Operating lease liabilities	368,115	509,246
Convertible notes	1,050,071	-
Deferred revenue	1,967,678	2,317,999
Income tax payable	218,785	313,397

Total current liabilities	14,680,550	16,828,128

Non-current liabilities
Accrued expenses and other payables	108,300	80,301
Borrowings	510,396	762,263
Operating lease liabilities	1,118,682	1,630,186
Deferred revenue	129,513	167,608
Deferred tax liabilities	39,510	113,449
Unrecognized tax benefits	135,700	165,200

Total non-current liabilities	2,042,101	2,919,007

Total liabilities	16,722,651	19,747,135

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of September 30,
	2025	2026
	$	$
Shareholders’ equity
Class A Ordinary shares	283	285
Class B Ordinary shares	23	23
Treasury stock	(14,527)	(635,584)
Additional paid-in capital	19,105,403	19,424,942
Accumulated other comprehensive loss	(4,824)	(268,722)
Statutory reserves	17,553	40,455
Accumulated deficit	(6,577,408)	(5,257,405)

Total Sea Limited shareholders’ equity	12,526,503	13,303,994
Non-controlling interests	121,825	150,157

Total shareholders’ equity	12,648,328	13,454,151

Total liabilities and shareholders’ equity	29,370,979	33,201,286

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Nine Months ended September 30,
	2025	2026
	$	$
Net cash generated from operating activities	3,548,113	4,064,730
Net cash used in investing activities	(3,255,062)	(5,628,573)
Net cash generated from financing activities	617,560	482,812
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	74,633	(105,942)
Net increase (decrease) in cash, cash equivalents and restricted cash	985,244	(1,186,973)
Cash, cash equivalents and restricted cash at beginning of the period	4,081,585	6,419,467

Cash, cash equivalents and restricted cash at end of the period	5,066,829	5,232,494

Net cash used in investing activities amounted to US$5,629 million for the nine months ended September 30, 2026. This was primarily attributable to an increase in loans receivable of our credit business of US$4,446 million, purchase of property and equipment of US$1,042 million to support the existing operations, as well as net purchases of investments of US$134 million mainly consisting of time deposits and sovereign and corporate debt securities. Net cash generated from financing activities amounted to US$483 million for the nine months ended September 30, 2026. This was primarily attributable to an increase in bank deposits of US$1,823 million and net proceeds from other funding sources related to credit business of US$436 million, offset by the cash used in redemption of convertible notes of US$1,051 million and repurchase of ordinary shares of US$743 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely Shopee, Monee and Garena. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended September 30, 2026
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	6,070,168	1,621,938	840,105	50,073	8,582,284
Less(2)
Cost of revenue	(4,177,664)	(180,809)	(239,953)	-
Sales and marketing expenses	(1,431,592)	(334,630)	(53,947)	-
Provision for credit losses	-	(678,713)	-	-
Other operating expenses(3)	(305,491)	(139,299)	(93,000)	(140,444)

Operating segment income (loss)	155,421	288,487	453,205	(90,371)	806,742

Unallocated expenses(4)					(142,571)

Operating income					664,171
Non-operating income, net					123,313
Income tax expense					(280,386)
Share of results of equity investees					(4,640)

Net income					502,458

	For the Three Months ended September 30, 2025
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	4,294,756	989,861	653,033	48,374	5,986,024
Less(2)
Cost of revenue	(3,025,725)	(125,669)	(224,225)	-
Sales and marketing expenses	(894,670)	(157,964)	(51,424)	-
Provision for credit losses	-	(372,283)	-	-
Other operating expenses(3)	(264,244)	(85,768)	(67,573)	(75,413)

Operating segment income (loss)	110,117	248,177	309,811	(27,039)	641,066

Unallocated expenses(4)					(165,120)

Operating income					475,946
Non-operating income, net					61,170
Income tax expense					(161,096)
Share of results of equity investees					(1,032)

Net income					374,988

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for Shopee and Garena include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Monee include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

The table below sets forth Shopee’s revenue breakdown by products and services.

	For the Three Months ended September 30,
	2025	2026	YOY%

	$	$
Service revenue
Core marketplace(1)	3,055,120	4,599,637	50.6%
Value-added services(2)	723,560	724,383	0.1%
Sales of goods(3)	516,076	746,148	44.6%

Total Shopee revenue	4,294,756	6,070,168	41.3%

(1) Consists mainly of transaction-based fees and fees from advertising services.

(2) Consists mainly of fees from logistics and fulfillment services.

(3) Consists of sales of products owned and sold by us on our Shopee platform.